On August 30, 2016, NASDAQ Listing Qualifications staff (Staff) notified Medovex Corporation (Company) that it did not maintain the minimum required level of stockholder equity, in violation of Rule 5550(b). Staff gave the Company until February 27, 2017 to execute a plan to regain compliance with the Rule. After briefly regaining compliance with the Rule in February 2017, the Company again fell out of compliance in March, prompting Staff to issue a delisting decision on May 17, 2017. The Company appealed the decision. A hearing was held on February 24, 2017. Twice in July 2017, the Hearing Panel issued decisions that granted the Company additional time to raise equity. On November 14, 2017, the Hearing Panel issued a delisting decision after the Company failed to provide evidence of any additional upcoming or completed equity raises. On November 28, 2017, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council). In the Companys brief to the Council, dated December 8, 2017, the Company indicated that it was working to close a transaction that it said would bring it back into sustained compliance with Rule 5550. The Company further stated in its brief that the Council should deem the Company's appeal to be withdrawn if the Company did not inform the Council by January 5, 2017 that it had closed the transaction. The Council received no such letter from the Company. As such, the Council deemed withdrawn the Companys appeal of the Hearing Panels decision to delist its securities.
The Council informed the Company of this determination on January 8, 2018.